SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Verona Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

(Title of Class of Securities)

925050106

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106	13D	Page 1 of 5 pages

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,313,822
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,313,822

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,313,822
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person PN

CUSIP No. 925050106	13D	Page 2 of 5 pages

1	Names of Reporting Persons Abingworth Bioventures VI LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,313,822
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,313,822

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,313,822
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person PN

CUSIP No. 925050106	13D	Page 3 of 5 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 8, 2017 (as amended to date, the “Schedule 13D”), relating to the ordinary shares, nominal value £0.05 per share (the “Ordinary Shares”), of Verona Pharma plc, a public limited company organized under the laws of the United Kingdom (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 482,944,390 Ordinary Shares outstanding as of April 29, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 3, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Abingworth LLP	21,313,822	4.4%	0	21,313,822	0	21,313,822
Abingworth Bioventures VI LP	21,313,822	4.4%	0	21,313,822	0	21,313,822

Includes the following securities held of record by held of record by Abingworth Bioventures VI LP: (i) 1 Ordinary Share, (ii) 19,660,000 Ordinary Shares underlying 2,457,500 American Depository Shares, and (iii) 1,404,221 Ordinary Shares underlying warrants convertible within 60 days of the date hereof. Also includes 249,600 Ordinary Shares underlying stock options exercisable within 60 days of the date hereof.

Abingworth Bioventures VI LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures VI LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures VI LP, but each disclaims beneficial ownership of such securities.

(c)	During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares.

(d)	None.

CUSIP No. 925050106	13D	Page 4 of 5 pages

(e)	As of approximately April 29, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.

CUSIP No. 925050106	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2022

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures VI LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)